EXHIBIT 99.1

PRESS RELEASE
________________________________________________________________________________

Your Contact:
INVESTOR RELATIONS-U.S.
Felix Lauscher
Tel: (908) 243-7867
Felix.Lauscher@aventis.com

October 15, 2004

RHONE-POULENC OVERSEAS LIMITED ANNOUNCES REDEMPTION OF ALL OUTSTANDING CUMULATIVE GUARANTEED PREFERENCE SHARES, SERIES A.

NEW YORK, NY - Rhone-Poulenc Overseas Limited (NYSE: RPO PrA) (the "Company") announced today that, pursuant to a decision of its Board of Directors dated October 7, 2004, and having received the consent of Aventis, as guarantor, the Company will redeem all the outstanding Cumulative Guaranteed Preference Shares, Series A of the Company (the "Series A Shares") on November 19, 2004. The CUSIP number for the Series A Shares is G75495104.

Pursuant to the Company's Articles of Association, the Company will redeem the Series A Shares at $25.00 per share, plus an amount of $0.2765 per share equal to all accrued and unpaid dividends to November 19, 2004, for total redemption proceeds of $25.2765 per share.

Pursuant to the Company's Articles of Association, before 12:00 noon, New York City time on November 19, 2004, the Company will irrevocably deposit with the Bank of New York, as paying agent, sufficient funds to pay the redemption proceeds in respect of all the outstanding Series A Shares and will give the Bank of New York irrevocable instructions and authority to pay the redemption proceeds to the holders of the Series A Shares. Accordingly, on November 19, 2004, all rights of holders of Series A Preference shares will cease, except for the right to receive the redemption proceeds, without interest, and the Series A Shares will cease to be outstanding and will be cancelled on the Company's share register. Dividends will cease to accrue on the Series A Shares on November 19, 2004.

The Bank of New York is also the redemption agent. To receive payment of the redemption proceeds in respect of their Series A Shares, holders must present and surrender their certificates representing the Series A Shares to the Bank of New York, together with a properly completed and executed letter of transmittal. Delivery can be made to Bank of New York, Tender and Exchange Department: by mail, at P.O. Box 11248, Church Station, New York, NY 10286-1248, or by courier or by hand, at 101 Barclay Street, New York, NY 10286. Against surrender of the certificates, free of adverse claims, payment will be made by check as soon as practicable after the redemption date. Payments may be subject to applicable tax withholding.

A letter of transmittal, including instructions, and a redemption notice is being given by mail to all holders of record of Series A Shares as of October 15, 2004. Copies of the redemption notice and/or the letter of transmittal may be requested free of charge from the Bank of New York by calling the toll-free number 800-507-9357 (for U.S. residents) or by calling collect (call recipient pays charges) to 941-906-4753 (for non-U.S. residents).

Rhone-Poulenc Overseas Limited is a wholly owned subsidiary of Aventis S.A. (NYSE: AVE). Aventis S.A. is a subsidiary of Sanofi-Aventis (formerly known as Sanofi-Synthelabo) (NYSE: SAN).

Source: Rhone-Poulenc Overseas Limited.

                                       ###